UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 25)

________________________

STRYKER CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

Check here if a fee is being paid with this statement:    [  ]

CUSIP No. 863667 10 1                         13G                                          Page 2 of 9

 1.        Name of Reporting Person

Jon L. Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

9,991,677 Shares

 6.        Shared Voting Power

81,086,211 Shares

 7.        Sole Dispositive Power

 9,991,677 Shares

 8.        Shared Dispositive Power

81,086,211 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

91,077,888 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

22.5%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 3 of 9

 1.        Name of Reporting Person

Pat Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

3,897,075 Shares

 6.        Shared Voting Power

81,086,211 Shares

 7.        Sole Dispositive Power

3,897,075 Shares

 8.        Shared Dispositive Power

81,086,211 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

84,983,286 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.0%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 4 of 9

 1.        Name of Reporting Person

Ronda E. Stryker

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

6,477,250 Shares

 6.        Shared Voting Power

81,086,211 Shares

 7.        Sole Dispositive Power

 6,477,250 Shares

 8.        Shared Dispositive Power

81,086,211 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

87,563,461 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.6%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 5 of 9

 1.        Name of Reporting Person

Gerard Thomas

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

1,952,526 Shares

 6.        Shared Voting Power

81,086,211 Shares

 7.        Sole Dispositive Power

 1,952,526 Shares

 8.        Shared Dispositive Power

81,086,211 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

83,038,737 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.5%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 6 of 9

 1.        Name of Reporting Person

Elizabeth S. Upjohn-Mason

 2.        Check the Appropriate Box if a Member of a Group

N/A

 3.        SEC Use Only

 4.        Citizenship or Place of Organization

U.S.

 5.        Sole Voting Power

876,329 Shares

 6.        Shared Voting Power

82,891,091 Shares

 7.        Sole Dispositive Power

876,329 Shares

 8.        Shared Dispositive Power

82,891,091 Shares

 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

83,767,420 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.7%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 7 of 9

 Item 1.

(a)        Name of Issuer:  Stryker Corporation

(b)        Address of Issuer's Principal Executive Offices:

2725 Fairfield Road

Kalamazoo, MI  49002

 Item 2.

(a)        Name of Persons Filing:

(b)        Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

Pat Stryker

            Bohemian Companies

            103 W. Mountain Avenue

            Ft. Collins, CO  80524

Ronda E. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

Gerard Thomas

4201 Lake Terrace Drive

Kalamazoo, MI  49008

Elizabeth S. Upjohn-Mason

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

(c)        Citizenship:    U.S.

(d)        Title of Class of Securities:    Common Stock, $.10 Par Value

(e)        CUSIP Number:    863667 10 1

 Item 3.       If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:

N/A

CUSIP No. 863667 10 1                         13G                                          Page 8 of 9

 Item 4.       Ownership

(a)        Amount Beneficially Owned:

    At December 31, 2005 Jon L. Stryker, Pat Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 81,086,211 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

    The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	9,991,677
Pat Stryker	3,897,075
Ronda E. Stryker	6,477,250
Gerard Thomas	1,952,526
Elizabeth S. Upjohn-Mason	876,329	(1)

(b)        Percent of Class:

    The shares of Common Stock described in response to Item 4(a) amounted to 26.2% of the outstanding shares of Common Stock on December 31, 2005.

(c)        The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or to Direct the Vote			Power to Dispose or to Direct the Disposition of

Name	Sole	Shared		Sole	Shared
Jon L. Stryker	9,991,677	81,086,211	(2)	9,991,677	81,086,211	(2)
Pat Stryker	3,897,075	81,086,211	(2)	3,897,075	81,086,211	(2)
Ronda E. Stryker	6,477,250	81,086,211	(2)	6,477,250	81,086,211	(2)
Gerard Thomas	1,952,526	81,086,211	(2)	1,952,526	81,086,211	(2)
Elizabeth S. Upjohn-Mason	876,329	82,891,091	(1&2)	876,329	82,891,091	(1&2)

(1)    The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 1,804,880 shares of Common Stock held by three trusts.

(2)    Includes 81,086,211 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

 Item 5.       Ownership of Five Percent or Less of a Class:

N/A

 Item 6.       Ownership of More than Five Percent on Behalf of Another Person:

N/A

CUSIP No. 863667 10 1                         13G                                          Page 9 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on by the Parent Holding Company:

                N/A

 Item 8.       Identification and Classification of Members of the Group:

                N/A

 Item 9.       Notice of Dissolution of Group:

                N/A

 Item 10.     Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were  not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection  with or as a participant in any transaction having such purposes or effect.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2006                                /s/ JON L. STRYKER

Jon L. Stryker

Date:  February 28, 2006                                /s/ PAT STRYKER

Pat Stryker

Date:  February 28, 2006                                /s/ RONDA E. STRYKER

Ronda E. Stryker

Date:  February 28, 2006                                /s/ GERARD THOMAS

Gerard Thomas

Date:  February 28, 2006                                /s/ ELIZABETH S. UPJOHN-MASON

                                                            Elizabeth S. Upjohn-Mason